UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO — T/A
Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 1)
Pyramid Breweries Inc.
(Name of Subject Company)
Independent Brewers United, Inc.
PMID Merger Sub, Inc.
Magic Hat Brewing Company & Performing Arts Center, Inc.
Basso Private Series LLC
on behalf of Basso Series 3 (MHB)
Basso Multi-Strategy Holding Fund Ltd.
Basso Fund Ltd.
Basso Holdings Ltd.
Basso Capital Management, L.P.
(Names of Filing Persons—Offerors)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
7471355101
(CUSIP Number of Class of Securities)
R. Martin Kelly
c/o Magic Hat Brewing Company & Performing Arts Center, Inc.
431 Pine Street, Suite G-14
Burlington, VT 05401
Telephone: (802) 658-2739
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy To:
James E. Abbott, Esq.
Robert E. Lustrin, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 574-1200
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$27,257,683.75	$1,071.23
* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $2.75 per share by 9,911,885, the number of shares of common stock, par value $0.01 per share (“Shares”), of Pyramid Breweries, Inc. (“PMID”) outstanding on a fully diluted basis as of June 27, 2008, as represented by PMID, in the Agreement and Plan of Merger with Independent Brewers United, Inc., PMID Merger Sub, Inc. and Magic Hat Brewing Company & Performing Arts Center, Inc., which Shares consist of (a) 9,160,085 Shares issued and outstanding, (b) 652,800 Shares subject to issuance upon exercise of outstanding options, and (c) 99,000 performance-based restricted stock units were outstanding.
** The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $39.30 per million dollars of the transaction valuation.
☑ Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,071.23	Filing Party: Independent Brewers United, Inc.

Form or Registration No.: Schedule TO	Date Filed: July 2, 2008
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2. [If checked, SC 13D cover page info must be on cover page to this Schedule TO]
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 2, 2008 (the “Schedule TO”) by Independent Brewers United, Inc. (“Parent”), PMID Merger Sub, Inc. (“Offeror”), Magic Hat Brewing Company & Performing Arts Center, Inc. (“Magic Hat”), Basso Private Series LLC on behalf of Basso Series 3 (MHB), Basso Multi-Strategy Holding Fund Ltd., Basso Fund Ltd., Basso Holdings Ltd., and Basso Capital Management, L.P. relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Pyramid Breweries Inc., a Washington corporation (“PMID”), together with the associated Preferred Share Purchase Rights issued pursuant to the Rights Agreement, dated June 14, 1999, by and between PMID and ChaseMellon Shareholder Services L.L.C., at a price per share equal to $2.75, net to the seller in cash (such amount or any greater amount per share paid pursuant to the Offer), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of June 27, 2008 (the “Merger Agreement”), among Parent, Offeror, Magic Hat and PMID.
     All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.
Item 1
Item 4
Item 5
Item 6
Item 8
Items 1, 4, 5, 6, 8 and 11.
     Item 1. “Summary Term Sheet,” Item 4. “Terms of the Transaction,” Item 5. “Past Contracts, Transactions, Negotiations and Agreements,” Item 6. “Purposes of the Transaction and Plans or Proposals,” Item 8. “Interest in Securities of the Subject Company” and Item 11. “Additional Information” of the Schedule TO, each of which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:
1. The last paragraph under “Conditions and Termination” in the “Summary Term Sheet” on page 2 of the Offer to Purchase is amended to add the following sentence at the end of the paragraph:
“All conditions, other than those dependent on receipt of governmental approvals, will be satisfied or waived before the expiration of the Offer.”
2. The last sentence in the second bullet point under “Before Deciding Whether to Tender, You Should Obtain a Current Market Quotation for the Shares” in the “Summary Term Sheet” on page 3 of the Offer to Purchase and the last sentence of the last paragraph under “Will the Offer be followed by a merger?” in the “Frequently Asked Questions” on page 6 of the Offer to Purchase are deleted in their entirety and replaced with the following sentence:
“We reserve the right, at any time after the expiration of the Offer, to purchase Shares in the open market, through privately negotiated sales or otherwise at any time we may determine, whether at a higher or lower price per Share than that paid in the Offer, subject to applicable law and compliance with SEC rules.”
3. The fourth sentence of the paragraph under “What is the top-up option and when could it be exercised?” in the “Frequently Asked Questions” on page 7 is deleted in its entirety and replaced with the following sentence:
“PMID’s obligation to grant us the Top-Up Option is subject to applicable SEC rules, and the number of Shares PMID is required to issue upon exercise of the Top-Up Option is limited to that number of Shares that would not require a vote of its shareholders to authorize the issuance of additional capital stock under NASDAQ rules.”

4. The last sentence in the third paragraph of Section 1 — “Terms of the Offer” on page 10 of the Offer to Purchase is deleted in its entirety and replaced with the following sentences:
“All conditions, other than those dependent on receipt of governmental approvals, will be satisfied or waived before the expiration of the Offer. Offeror acknowledges that Rule 14e-1(c) under the Exchange Act requires Offeror to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.”
5. The third sentence in the last paragraph of Section 3 — “Procedures for Accepting the Offer and Tendering Shares” on page 15 of the Offer to Purchase is deleted in its entirety.
6. The last sentence in the fourth paragraph of Section 7 — “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” on page 17 of the Offer to Purchase and the fifth sentence in the second paragraph in part (c) of Section 11 — “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for PMID” on page 34 of the Offer to Purchase are deleted in their entirety and replaced with the following sentence:
“The Offeror reserves the right, at any time after the expiration of the Offer, to purchase Shares in the open market, through privately negotiated sales or otherwise at any time the Offeror may determine, whether at a higher or lower price per Share than that paid in the Offer, subject to applicable law and compliance with SEC rules.”
7. The second paragraph of Section 14 — “Conditions of the Offer” on page 36 of the Offer to Purchase is amended to add the following sentence at the end of the paragraph:
“All conditions, other than those dependent on receipt of governmental approvals, will be satisfied or waived before the expiration of the Offer.”

SIGNATURE
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule TO is true, complete and correct.
Dated: July 21, 2008

INDEPENDENT BREWERS UNITED, INC.

By:	/s/ R. MARTIN KELLY
Name:	R. Martin Kelly
Title:	Chief Executive Officer

PMID MERGER SUB, INC.

By:	/s/ R. MARTIN KELLY
Name:	R. Martin Kelly
Title:	President

MAGIC HAT BREWING COMPANY & PERFORMING ARTS CENTER, INC.

By:	/s/ R. MARTIN KELLY
Name:	R. Martin Kelly
Title:	Chief Executive Officer

BASSO PRIVATE SERIES LLC on behalf of Basso Series 3 (MHB) BASSO MULTI-STRATEGY HOLDING FUND LTD. BASSO FUND LTD. BASSO HOLDINGS LTD. BASSO CAPITAL MANAGEMENT, L.P.

By: Basso GP, LLC

By:	/s/ HOWARD FISCHER
Name:	Howard Fischer
Title:	Member of Basso GP, LLC, as General Partner of Basso Capital Management, L.P. (the non-member manager of Basso Private Series LLC, on behalf of Basso Series 3 (MHB))